Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Three months ended March 31, 2014

Income from continuing operations before taxes on income	$481
Adjustments:
Equity in earnings of equity affiliates	(86)
Distributed income of equity affiliates (a)	1,637
Net income attributable to noncontrolling interests	(3)
Fixed charges net of capitalized interest	40

Earnings before taxes and fixed charges as adjusted	$2,069

Fixed charges:
Interest incurred (b)	$40
Portion of rent expense which represents an appropriate interest factor (c)	9
Amortization of debt costs	1

Total fixed charges	$50

Ratio of earnings to fixed charges	41.4x

(a)	Includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the Acquisition. See Note 10 (Acquisition) for more details.
(b)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(c)	One-third of net rent expense is the portion deemed representative of the interest factor.